UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: October 21, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)

Date: October 21, 2008	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Corporation

Teck Cominco Limited

Suite 3300

550 Burrard Street

Vancouver, British Columbia

V6C 0B3

2.	Date of Material Change

October 13, 2008

3.	News Release

A press release with respect to the material change referred to in this report was issued by Teck Cominco Limited (“Teck”) on October 13, 2008 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change

On October 13, 2008, Teck and Teck Cominco Metals Ltd., a wholly-owned subsidiary of Teck (“Teck Metals”), entered into agreements with a Canadian chartered bank pursuant to which the bank has agreed to purchase approximately 27.6 million units of Fording Canadian Coal Trust (“Fording”) held, directly and indirectly, by Teck. Teck intends to use the proceeds of the sale to fund a portion of the cash payment in respect of Teck’s purchase of all of the assets of Fording, which is expected to close on October 30, 2008 (the “Transaction”). The purchase price to be paid per Fording unit will be US$83.30, subject to adjustment after closing of the Transaction based on the volume weighted average price of Teck Class B subordinate voting shares.

Following completion of the unit sale, Teck will own approximately 1.85 million Fording units, which it has agreed to sell to an affiliate of Ontario Teachers Pension Plan Board under a separate agreement announced on July 29, 2008.

5.             Full Description of Material Change

On October 13, 2008, Teck and Teck Metals each entered into agreements (each, an “Agreement”) with a Canadian chartered bank pursuant to which the bank has agreed to purchase on October 24, 2008 (provided neither Teck nor Fording has publicly announced that the closing of the Transaction will not occur on or prior to November 5, 2008) approximately 12.86 million units of Fording held by Teck and approximately 14.79 million units of Fording held by Teck Metals for a total of approximately 27.6 million units of Fording. The foregoing description of the Agreements does not purport to be complete and is qualified in its entirety by reference to the Agreements, each of which will be filed separately as material documents on SEDAR.

Teck intends to use the proceeds of the sale to fund a portion of the cash payment in respect of the Transaction, which is expected to close on October 30, 2008. The purchase price to be paid per Fording unit will be US$83.30, subject to adjustment after closing of the Transaction based on the volume weighted average price of Teck Class B subordinate voting shares. Based on a price of US$15 per Teck Class B subordinate voting share, the net proceeds to Teck from the sale will be approximately US$2.3 billion in aggregate.

Under the Agreements, if the Transaction does not close by November 5, 2008, the bank will settle its obligation to pay for the Fording units based on the weighted average price of the Fording units on the New York Stock Exchange during the following 20 trading day period.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Peter Rozee, Senior Vice President, Commercial Affairs of Teck Cominco Limited at the above-mentioned address or by telephone at (604) 699-4076.

9.	Date of Report

October 20, 2008

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 20th day of October, 2008.

TECK COMINCO LIMITED

By:	“Peter Rozee”
Name:	Peter Rozee
Title:	Senior Vice President, Commercial Affairs